

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

December 28, 2011

<u>Via U.S. Mail</u>
Mr. Mikhail Kats
President
Pinacle Enterprise Inc.
Ctunnersdorfer str. 28
Leipzig, 04318
Leipzig, Germany

>   **Re: Pinacle Enterprise Inc.**
>   **Pre-effective Amendment 4 to Registration Statement on Form S-1**
>   **Filed December 16, 2011**
>   **File No. 333-175044**

Dear Mr. Kats:

We reviewed the filing and have the comments below.

<u>General</u>

1. We note your response to prior comment 2, but we continue to believe that Pinacle is a shell company as defined in Rule 405. Your assets consist only of cash and cash equivalents, and you have no revenue from operations. As requested previously, revise the disclosure throughout the registration statement to indicate that Pinacle is a shell company and selling shareholders "are" underwriters, and to fix a price for the duration of the offering. As stated previously, disclosure that the selling shareholders "may be deemed to be" or "will be considered to be" underwriters is unacceptable. Note also that all shares must be sold at a fixed price and not at prevailing market or negotiated prices for the duration of the offering due to Pinacle's status as a shell company.

<u>Plan of Distribution and Selling Shareholders, page 13</u>

2. We note your response to prior comment six. Please discuss, not just the exemption that you relied upon in selling these shares privately, but discuss the material terms of the transactions in which the selling shareholders acquired the shares. For example, at a minimum, you should disclose the date or dates upon which these shares were sold, and clarify the number

of shares sold and the price at which they were sold on each date. We note your disclosure that shares were sold "for cash of $.01 and/or $.02". This disclosure should be more specific.

Architectural Interior/Exterior Rendering Contract, page 20

3. Disclose the date on which Pinacle executed the agreement.

Market for Common Equity and Related Stockholder Matters, page 23

4. We note your response that you have removed the statement regarding your intention to quote your common shares on a market or securities exchange, but the statement continues to appear in this section. Please revise.

Shares Eligible for Future Sale, page 25

5. We disagree with your conclusion that you are not a shell company. As such, as requested by prior comment 12, revise this disclosure to remove statements that at the present time, resales or distributions of shares can be made under Rule 144. Your disclosure should further clarify that resales are in fact not permitted under Rule 144(i) until 12 months after you are no longer considered to be a shell company.

Exhibits, page 63

6. Although Pinacle filed a revised legal opinion as exhibit 5.1 with pre-effective amendment 4 to the registration statement in response to prior comment 16, the exhibit list continues to state that exhibit 5.1 is incorporated by reference to the registration statement on S-1 filed on June 21, 2011. Please revise.

Closing

        As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-

Mr. Mikhail Kats
Pinacle Enterprise Inc.
December 28, 2011
Page 4

3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3765.

                                                Very truly yours,

                                                /s/ Pamela A. Long

                                                Pamela A. Long
                                                Assistant Director

cc: <u>Via Facsimile</u>
            Jody M. Walker, Esq.
            7841 South Garfield Way
            Centennial, CO 80122